Media Contact:
                                        Robert D. Leahy
                                        (803) 282-9571 (Office)
                                        (803) 234-0941 (Home)

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                                        (803) 234-5899 (Home)


FOR IMMEDIATE RELEASE
MONDAY, OCTOBER 16, 1995

             BOWATER ANNOUNCES THIRD QUARTER RESULTS
              AND OFFER TO PURCHASE PREFERRED SHARES


Greenville, SC -- Bowater Incorporated (NYSE:BOW) today reported earnings for the 1995 third quarter of $88.1 million, or $1.93 per fully diluted share, before a loss incurred in connection with the anticipated sale of its communications papers subsidiary ($30 million or $.68 per fully diluted share) and the extraordinary charge associated with the prepayment of $117 million of 8.25% Notes ($5.2 million or $.12 per fully diluted share). Taken together, these items reduced net income by $35.2 million, or $.80 per share, to $52.9 million or $1.13 per share. This compares to net income of $10.5 million, or $.16 per share, for the same period last year. Third quarter 1995 sales were $520.9 million, compared to $348.2 million for the third quarter of last year.

     The third quarter earnings of $1.93 per share compares with 1994's third quarter loss of $.13 per share before an after-tax gain of $.29 per share for the sale of timberlands. For the third quarter 1995, there were 44.3 million common and common equivalent shares outstanding as compared with 37 million outstanding for the third quarter 1994.

     Net income for the first nine months of 1995 was $151.7 million, or $3.31 per fully diluted share and includes the after tax charges for both the above loss on the anticipated sale of the subsidiary and two debt repurchases, totaling $41.3 million. This compares to a net loss of $25.8 million or $1.04 per share, for the nine months ended October 1, 1994. Sales for the first nine months of 1995 were $1.5 billion, compared for the same period last year.

     "We were pleased with these results," said Arnold M. Nemirow, President and Chief Executive Officer. "Average transaction prices increased in the third quarter as demand for our core business products remained strong. Cost reduction activities were another positive factor, while higher raw material costs and annual maintenance shutdowns at three of our five mills reduced earnings somewhat. Our debt prepayment in the third quarter brings our total debt reduction for the year to approximately $300 million, lowering our debt by 27%."

     The company also announced commencement of an offer to purchase the outstanding Depositary Shares, each representing a one-fourth interest in a share of its 8.4% Series C Cumulative Preferred Stock having a face value of $85 million. The offer begins on October 16, 1995, and will, unless extended, expire on November 15, 1995. The purchase price for each Depositary Share is $27.875. Merrill Lynch & Co. will serve as the exclusive dealer manager of the offering, the Bank of New York will serve as depositary and Morrow & Co., Inc., will serve as the information agent.

     Bowater Incorporated is the largest producer of newsprint in the U.S., and also makes coated and uncoated groundwood papers, bleached kraft pulp, continuous computer forms and lumber products. It has five paper mills, eight converting plants and 3.7 million acres of timberlands in the U.S. and Canada. Bowater Incorporated common stock is listed on the New York Stock Exchange, U.S. regional exchanges, the London Stock Exchange and the Swiss Stock Exchanges.